Exhibit 99.09

NOUVEAU MONDE PROVIDES AN UPDATE ON THE PROGRESS OF ITS PROJECT

SAINT-MICHEL-DES-SAINTS, Quebec, March 30, 2020 -- Despite the social and economic disruptions brought about by the COVID-19 pandemic, Nouveau Monde Graphite Inc. (“Nouveau Monde” or “NMG”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) remains focused on its business objectives to launch commercial production in 2022.

Mine and Concentrator

The development of the mine and concentrator for the Matawinie property continues to advance. Detailed engineering of the site for the concentrator and the process continues in telecommuting format with team members and consultants; the class 2 estimate should be completed at the end of Q3-2020 as well as the commissioning of long-lead equipment.

Work required for the project permitting is also progressing. Civil servants are continuing the environmental assessment analysis and, according to the information obtained to date, the Bureau d'audiences publiques sur l'environnement (BAPE) report is still on track for submission in T2-2020.

Value-Added Products

In parallel to the promising preliminary results obtained at its micronization and spheronization unit located in Saint-Michel-des -Saints, planning for the construction of a demonstration plant for the purification of spherical graphite in Bécancour continues. Commercial discussions, the qualification of finished products, engineering work, the authorization process and budgeting are progressing as planned with involved partners.

Corporate Measures

In order to slow the progression of the pandemic, the Quebec government has suspended non-essential economic activities until April 13, 2020. Until economic activity resumes, Nouveau Monde is acting accordingly by applying the government directives, tightening the pace of spending and focusing its efforts on critical activities in order to achieve the key development milestones of its project.

Exceptional measures were temporarily deployed to get through this period of economic instability, including the suspension of operations at the Saint-Michel-des-Saints demonstration plant and the temporary layoff of a number of hourly, administrative and maintenance personnel.

Eric Desaulniers, President and Chief Executive Officer of NMG: “With growing global awareness of the need for local and agile supply chains, the outlook for our project is more favourable than ever. Although the short-term context is impacting the economy and markets, I am confident that the measures we have put in place will allow us to continue the development of our projects and weather this global storm.”

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. At the end of 2018, the Company published a Feasibility Study which revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, over a 26-year period. Currently, Nouveau Monde operates a demonstration plant where it produces concentrated flake graphite, which is being sent to potential North American and international clients for the qualification of its products. In a perspective of vertical integration within the electrical vehicle market, Nouveau Monde is planning a large-scale secondary graphite transformation facility, catering to the needs of the booming lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate as an all-electric, low-carbon mine.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to (i) the increase of Mineral Resources tonnage, (ii) the conversion of Inferred or Indicated Mineral Resources to Measured Resources and the conversion of Mineral Resources to Mineral Reserves , (iii) the positive impact of the foregoing on project economics, and (iV) generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Corporation’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Corporation is available in the SEDAR database (www.sedar.com) and on the Corporation’s website at: www.NouveauMonde.ca